Exhibit 99.1

Aphria Responds to Unsolicited Proposal by Green Growth Brands

LEAMINGTON, ON, Dec. 28, 2018 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today responds to the unsolicited proposal by Xanthic Biopharma Inc. d.b.a. Green Growth Brands Ltd. (CSE:GGB) ("GGB") to acquire all of the Company's outstanding common shares in an all-stock transaction.

Based on the 20-day volume weighted average price of GGB shares and the expressed exchange ratio of 1.5714 common shares of GGB for each Aphria share, the proposed bid would be approximately 23% below the Company's average share price over the same period.  Aphria shareholders should be aware that the value of GGB's per-share offer is based on a hypothetical valuation of its own shares, with no relation to the current price.

GGB's management presented the offer to Aphria the morning of December 27, 2018, and immediately went public with its proposal, less than six hours later and after the market closed on the same day.  The Board believes that GGB is attempting to acquire the company through a highly conditional offer at a significant discount to its current and future value.

Irwin Simon, Chair, said, "While we appreciate GGB's interest in the value we have created at Aphria and our significant growth prospects, their proposal falls short of rewarding our shareholders for participating in such a transaction.  Further, the proposed offer is quite risky given GGB's condition to complete a brokered financing at a price that is more than double the recent average of their share price, as a key term to the proposal."

Added Simon, "The Board has determined that the GGB proposal, as it currently stands, significantly undervalues the company.  Aphria has a tremendous market opportunity as a leader in the sector and a strategic vision to meet those opportunities.  Our focus is to realize that value for the benefit of all our shareholders."

The Aphria Board of Directors has established an independent committee of directors to consider this proposal and any formal offer received.  As previously disclosed, Aphria holds a passive investment in Green Acre Capital Fund II, which we understand has invested in numerous emerging cannabis companies, including GGB.  The independent committee is comprised of directors with no relationship to Green Acre Capital Fund II or GGB.  Aphria will continue on the execution of its current corporate strategy, including its international expansion plan, and the growth of its unique assets.

For more information, visit: aphria.ca

ADDITIONAL INFORMATION AND WHERE TO FIND IT: The tender offer described in this communication (the "Offer") has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any common shares of the Company or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Xanthic Biopharma Inc., and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company. The offer to purchase the Company's common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the offer, as they may be amended from time to time, when they become available because they will contain important information. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or at the Company's website at www.aphria.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

SOURCE Aphria Inc.

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For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000 or Dan Gagnier / Jeff Mathews, Gagnier Communications, 646-569-5897; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 06:30e 28-DEC-18